UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

April 21, 2006

Item 3.	News Release

The News Release dated April 21, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has issued 11 million common shares at a price of CDN$8.50 per share, for gross proceeds of CDN$93.5 million, pursuant to its previously-announced public offering of common shares. Included in the offering were 1,000,000 common shares issued on the exercise of an over-allotment option granted by the Company to the underwriters.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 21st day of April, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

Not for distribution to U.S. news wire services or dissemination in the United States

NEWS RELEASE

April 21, 2006

MINEFINDERS CLOSES CDN$93,500,000 EQUITY FINANCING

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has issued 11 million common shares at a price of CDN$8.50 per share, for gross proceeds of CDN$93.5 million, pursuant to its previously-announced public offering of common shares. Included in the offering were 1,000,000 common shares issued on the exercise of an over-allotment option granted by the Company to the underwriters.

Company President and CEO, Mark Bailey, commented: “We are very pleased with the outcome of this financing. It was more than three times oversubscribed and our decision to conduct it on a fully-marketed basis made our stock more accessible to both the retail market and to new institutional investors.”

Mr. Bailey continued: “The proceeds from this financing provide us with considerable flexibility in structuring the debt component of the mine financing for our Dolores project. In addition, they are sufficient to fund our planned exploration for the foreseeable future. We look forward to the emergence of Minefinders as a significant gold and silver producer.”

BMO Nesbitt Burns Inc. acted as lead underwriter and sole bookrunner for the Offering, with a syndicate of underwriters including Salman Partners Inc., GMP Securities L.P., Dundee Securities Inc. and TD Securities Inc.

Minefinders Corporation Ltd.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

This press release does not constitute an offer to sell or a solicitation of an offer to buy common shares, nor will there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

NEWS RELEASE

April 21, 2006

MINEFINDERS CLOSES CDN$93,500,000 EQUITY FINANCING

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has issued 11 million common shares at a price of CDN$8.50 per share, for gross proceeds of CDN$93.5 million, pursuant to its previously-announced public offering of common shares. Included in the offering were 1,000,000 common shares issued on the exercise of an over-allotment option granted by the Company to the underwriters.

Company President and CEO, Mark Bailey, commented: “We are very pleased with the outcome of this financing. It was more than three times oversubscribed and our decision to conduct it on a fully-marketed basis made our stock more accessible to both the retail market and to new institutional investors.”

Mr. Bailey continued: “The proceeds from this financing provide us with considerable flexibility in structuring the debt component of the mine financing for our Dolores project. In addition, they are sufficient to fund our planned exploration for the foreseeable future. We look forward to the emergence of Minefinders as a significant gold and silver producer.”

The offering was conducted by a syndicate of Canadian underwriters.

Minefinders Corporation Ltd.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

This press release does not constitute an offer to sell or a solicitation of an offer to buy common shares, nor will there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date April 24, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director